                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934



                                Pharmhouse Corp.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $.01
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    717137103
- ------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                Scot A. Rosenblum
                           WisdomTree Associates, L.P.
                            1633 Broadway, 38th Floor
                            New York, New York 10019
                                  (212) 843-2782
- ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                 Roger D. Blanc
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                  July 29, 1996
- ------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

             If the filing person has previously filed a statement on
    Schedule 13G to report the acquisition which is the subject of this
    Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

             Check the following box if a fee is being paid with this statement: [ ]

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                                  SCHEDULE 13D



CUSIP No.  717137103


 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Capital Management, Inc.                  I.D. #13-3729429

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                           (b) [X]

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     AF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             207,500 shares of Common Stock
  OWNED BY
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         207,500 shares of Common Stock


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     207,500 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.30%

14   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP No.  737137103


 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Associates, L.P.                       I.D.# 13-3729430

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
                                                        (b)  [X]


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             207,500 shares of Common Stock
  OWNED BY
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         207,500 shares of Common Stock



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     207,500 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.30%

14   TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP No.  737137103


 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jonathan L. Steinberg                                I.D. ####-##-####

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                       (b)  [X]


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     AF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             207,500 shares of Common Stock
  OWNED BY
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         207,500 shares of Common Stock


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     207,500 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.30%

14   TYPE OF REPORTING PERSON*

     IN



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amendment No. 2, dated August 9, 1996, to the Schedule 13D, dated May 13, 1996, as amended by Amendment No. 1, dated June 10, 1996, filed on behalf of WisdomTree Associates, L.P. (the "Partnership"), WisdomTree Capital Management, Inc. (the "General Partner") and Jonathan L. Steinberg ("Mr. Steinberg" and collectively, the "Reporting Entities"), relates to the Common Stock, par value $0.01 per share (the "Common Stock") of Pharmhouse Corp., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934.

Item 2.  Identity and Background.

                  Item 2 is hereby amended and restated in its entirety to read as follows:

                  This Schedule 13D is being filed on behalf of the Partnership, the General Partner and Mr. Steinberg. The Partnership and the General Partner are each organized in the State of New York. The business address of the Partnership, the General Partner and Mr. Steinberg is 1633 Broadway, 38th Floor, New York, New York 10019.

                  The present principal employment of Mr. Steinberg is as Chairman and Chief Executive Officer of Individual Investor Group, Inc. ("I.I. Group"), as Chairman and Chief Executive Officer of the General Partner and as co-manager of both the Partnership and WisdomTree Offshore Ltd. The business address of I.I. Group is 1633 Broadway, 38th Floor, New York, New York 10019.

                  The principal business of the Partnership is as an investment fund that invests and reinvests in securities of relatively small, less well-known public companies. The principal business of the General Partner is management of the Partnership.

                  The name, business address and principal employment of the executive officers and directors of the General Partner and I.I. Group are set forth in Schedule A hereto and are incorporated by reference.

                  During the last five years, neither the Reporting Entities nor, to the best of the Reporting Entities' knowledge, any of the other persons identified in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the persons listed in Schedule A are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended and restated in its entirety to read as follows:

                  The 207,500 shares of Common Stock of the Company acquired by the Partnership were acquired in over-the-counter transactions for an aggregate purchase price of $875,658.95 (the "Partnership Shares"). The source of funds for the Partnership Shares was investment capital contributed by the Partnership.

Item 5.  Interest in Securities of the Issuer.

                  Item 5 is hereby amended and restated in its entirety to read as follows:

                  (a) As of August 2, 1996, each of the Reporting Entities beneficially owned a total of 207,500 shares of the Common Stock of the Company, constituting 9.30% of the shares of Common Stock then outstanding, based on 2,231,140 shares of Common Stock outstanding on June 1, 1996 as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended May 4, 1996. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg, beneficially owns any shares of the Common Stock of the Company, except pursuant to their interests in the Partnership and the General Partner.

                   (b) The Reporting Entities and Russell Anmuth, a Vice President of the General Partner and co-manager of the Partnership, share voting and dispositive power with respect to the Partnership Shares. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg and Mr. Anmuth, have any voting or dispositive power with respect to the Partnership Shares.

                   (c) Information concerning transactions in the Common Stock effected by the Reporting Entities since the filing of Amendment No. 1 on June 10, 1996 is set forth in Schedule B hereto and is incorporated by reference. Except as set forth in Schedule B, no transactions in the Common Stock have been effected by any of the Reporting Entities or, to the best of the knowledge of the Reporting Entities, by any of the persons identified in Schedule A, since the filing of Amendment No. 1 on June 10, 1996.

                   (d)  Not applicable.

                   (e)  Not applicable.

                                   SCHEDULE A


         The following table sets forth the name and principal employment of each of the officers and directors of WisdomTree Capital Management, Inc. and Individual Investor Group, Inc., as well as the business address of each director of such entities not employed by such entities.


WisdomTree Capital
Management, Inc.                   Position
- ------------------                 --------

Jonathan L. Steinberg              Chairman, Chief Executive Officer and
                                   Director

Robert Schmidt                     President and Director

Scot A. Rosenblum                  Vice President, Secretary and Director

Russell Anmuth                     Vice President


Individual Investor
Group, Inc.                        Position
- -------------------                --------
Jonathan L. Steinberg              Chairman, Chief Executive Officer and
                                   Director

Robert Schmidt                     President, Chief Operating Officer and
                                   Director

Scot A. Rosenblum                  Vice President, Secretary and Director

Henry Clark                        Controller and Assistant
                                   Secretary

Peter M. Ziemba                    Assistant Secretary

Bruce Sokoloff                     Director; Executive Vice President,
                                   Reliance Group Holdings, Inc., 55 East 52nd
                                   Street, New York, New York 10055

                                   SCHEDULE B


The Partnership
- ---------------

1. On June 14, 1996, the Partnership purchased 5,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.32 per share.

2. On June 17, 1996, the Partnership purchased 5,500 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.19 per share.

3. On June 20, 1996, the Partnership purchased 3,500 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.19 per share.

4. On June 28, 1996, the Partnership purchased 1,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.33 per share.

5. On July 10, 1996, the Partnership purchased 3,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.19 per share.

6. On July 17, 1996, the Partnership purchased 4,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.07 per share.

7. On July 29, 1996, the Partnership purchased 9,500 shares of Common Stock of the Company in over-the-counter transactions at a price of $3.56 per share.

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: August 9, 1996                       WISDOMTREE ASSOCIATES, L.P.

                                            By: WisdomTree Capital
                                                Management, Inc.,
                                                General Partner



                                            By:/s/ Scot A. Rosenblum
                                            Name:  Scot A. Rosenblum
                                            Title: Vice President



Dated: August 9, 1996                       WISDOMTREE CAPITAL
                                            MANAGEMENT, INC.



                                            By:/s/ Scot A. Rosenblum
                                            Name:  Scot A. Rosenblum
                                            Title: Vice President



Dated: August 9, 1996                       By:/s/ Jonathan L. Steinberg
                                                   Jonathan L. Steinberg